SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)*

lululemon athletica inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

550021109

(CUSIP Number)

Bernard Stanford

Choate, Hall & Stewart LLP, Two International Place, Boston, MA 02110

(617) 248-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 550021109	13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS Dennis J. Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,852
	8	SHARED VOTING POWER 10,118,349
	9	SOLE DISPOSITIVE POWER 3,852
	10	SHARED DISPOSITIVE POWER 10,118,349

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,201
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Based on 120,892,132 shares of common stock of the Issuer disclosed by the Issuer as outstanding on March 15, 2024, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding on March 15, 2024.

CUSIP No. 550021109	13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS Anamered Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,755,217
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,755,217

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,755,217
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Based on 120,892,132 shares of common stock of the Issuer disclosed by the Issuer as outstanding on March 15, 2024, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding on March 15, 2024.

CUSIP No. 550021109	13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS LIPO Investments (USA), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,751,596
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,757,596

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,757,596
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Based on 120,892,132 shares of common stock of the Issuer disclosed by the Issuer as outstanding on March 15, 2024, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding on March 15, 2024.

CUSIP No. 550021109	13D	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS Wilson 5 Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 922,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 922,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 922,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 120,892,132 shares of common stock of the Issuer disclosed by the Issuer as outstanding on March 15, 2024, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding on March 15, 2024.

CUSIP No. 550021109	13D	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS Wilson 5 Foundation Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 922,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 922,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 922,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Based on 120,892,132 shares of common stock of the Issuer disclosed by the Issuer as outstanding on March 15, 2024, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding on March 15, 2024.

CUSIP No. 550021109	13D	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS Five Boys Investments ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 91,760
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 91,760

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,760
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 120,892,132 shares of common stock of the Issuer disclosed by the Issuer as outstanding on March 15, 2024, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding on March 15, 2024.

CUSIP No. 550021109	13D	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS Shannon Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,191,484
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,191,484

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,191,484
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Based on 120,892,132 shares of common stock of the Issuer disclosed by the Issuer as outstanding on March 15, 2024, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding on March 15, 2024.

CUSIP No. 550021109	13D	Page 9 of 14 Pages

1	NAMES OF REPORTING PERSONS Low Tide Properties Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 328,292
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 328,292

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 328,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Based on 120,892,132 shares of common stock of the Issuer disclosed by the Issuer as outstanding on March 15, 2024, and 5,115,961 exchangeable shares of Lulu Canadian Holding, Inc., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding on March 15, 2024.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is amended and restated to read in its entirety as follows:

(a) Anamered may be deemed to beneficially own 4,755,217 shares of the Issuer’s common stock, or 3.7%; LIPO may be deemed to beneficially own 3,751,596 shares of the Issuer’s common stock, or 3.0%; each of Wilson 5 and Wilson 5 Trustee may be deemed to beneficially own 922,500 shares of the Issuer’s common stock, or 0.7%; Five Boys may be deemed to beneficially own 91,760 shares of the Issuer’s common stock, or 0.1%; Mrs. Wilson may be deemed to beneficially own 1,191,484 shares of the Issuer’s common stock, or 0.9%, being 268,984 shares held by Mrs. Wilson and 922,500 shares held by Wilson 5; Low Tide may be deemed to beneficially own 328,292 shares of the Issuer’s common stock, or 0.3%; and Mr. Wilson may be deemed to beneficially own 10,122,201 shares of the Issuer’s common stock, or 8.0%, including the shares held by the other Reporting Persons. The foregoing is based on 120,892,132 shares of common stock of the Issuer disclosed by the Issuer as outstanding as of March 15, 2024 and 5,115,961 exchangeable shares of Lulu Canadian Holding, Ind., which exchangeable shares are exchangeable for an equal number of shares of the Issuer’s common stock, disclosed by the Issuer as outstanding as of March 15, 2024.

(b)	With respect to Mr. Wilson:

Sole power to vote: 3,852

Shared power to vote: 10,118,349

Sole power to dispose: 3,852

Shared power to dispose: 10,118,349

With respect to the shares for which Mr. Wilson has shared voting or dispositive power, (i) 4,755,217 shares are held by Anamered; (ii) 3,751,596 shares are held by LIPO; (iii) 922,500 shares are held by Wilson 5; (iv) 91,760 shares are held by Five Boys; (v) 268,984 shares are held by Mrs. Wilson; and (vi) 328,292 shares are held by Low Tide.

With respect to Anamered:

Sole power to vote: 0

Shared power to vote: 4,755,217

Sole power to dispose: 0

Shared power to dispose: 4,755,217

Mr. Wilson has shared voting and dispositive power with respect to the shares held by Anamered.

With respect to LIPO:

Sole power to vote: 0

Shared power to vote: 3,751,596

Sole power to dispose: 0

Shared power to dispose: 3,751,596

Mr. Wilson has shared voting and dispositive power with respect to the shares held by LIPO.

With respect to Wilson 5:

Sole power to vote: 0

Shared power to vote: 922,500

Sole power to dispose: 0

Shared power to dispose: 922,500

Mr. Wilson has shared voting and dispositive power with respect to the shares held by Wilson 5.

With respect to Wilson 5 Trustee:

Sole power to vote: 0

Shared power to vote: 922,500

Sole power to dispose: 0

Shared power to dispose: 922,500

Mr. Wilson has shared voting and dispositive power with respect to the shares held by Wilson 5 Trustee.

With respect to Five Boys:

Sole power to vote: 0

Shared power to vote: 91,760

Sole power to dispose: 0

Shared power to dispose: 91,760

Mr. Wilson has shared voting and dispositive power with respect to the shares held by Five Boys.

With respect to Mrs. Wilson:

Sole power to vote: 0

Shared power to vote: 1,191,484

Sole power to dispose: 0

Shared power to dispose: 1,191,484

Mr. Wilson has shared voting and dispositive power with respect to the shares held by Mrs. Wilson.

With respect to Low Tide:

Sole power to vote: 0

Shared power to vote: 328,292

Sole power to dispose: 0

Share power to dispose: 328,292

Mr. Wilson has shared voting and dispositive shares with respect to the shares held by Low Tide.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On April 25, 2024, LIPO Investments (USA) Inc. (the “Borrower”) entered into a margin loan agreement with Goldman Sachs & Co. LLC (the “Lender”) pursuant to which the Borrower may borrow up to $200 million. Upon the occurrence of certain events that are customary for this type of loan, the Lender may exercise its rights to require the Borrower to pre-pay the loan proceeds, post additional collateral, or foreclose on, and dispose of, the shares held as collateral. As of the date of this filing, a total of 1,830,000 shares of lululemon athletica inc. are held in one or more margin accounts subject to a standard margin loan arrangement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 25, 2024

/s/ Dennis J. Wilson
Dennis J. Wilson, Individually

ANAMERED INVESTMENTS INC.

By:	/s/ Dennis J. Wilson
Name:	Dennis J. Wilson
Title:	Director

LIPO INVESTMENTS (USA) INC.

By:	/s/ Dennis J. Wilson
Name:	Dennis J. Wilson
Title:	Director

WILSON 5 FOUNDATION

By:	Wilson 5 Foundation Management Ltd.
Title:	Corporate Trustee

By:	/s/ Dennis J. Wilson
Name:	Dennis J. Wilson
Title:	Director of Corporate Trustee

WILSON 5 FOUNDATION MANAGEMENT LTD.

By:	/s/ Dennis J. Wilson
Name:	Dennis J. Wilson
Title:	Director

FIVE BOYS INVESTMENTS ULC

By:	/s/ Dennis J. Wilson
Name:	Dennis J. Wilson
Title:	Director

LOW TIDE PROPERTIES LTD.

By:	/s/ Dennis J. Wilson
Name:	Dennis J. Wilson
Title:	Director

/s/ Shannon Wilson
Shannon Wilson, Individually